Exhibit EX.99.IRANNOTICE

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by the registrant and does not involve the registrant or the registrant’s management. The disclosure relates solely to activities conducted by UBS Group AG.

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. The registrant’s investment adviser UBS Asset Management (Americas) Inc. is an indirect subsidiary of UBS Group AG. As a result, it appears that registrant is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2015 filed by UBS Group AG with the Securities and Exchange Commission on March 18, 2016 contained the disclosure set forth below (with all references contained therein to “UBS” being references to UBS Group AG and its consolidated subsidiaries). By providing this disclosure, the registrant does not admit that it is an affiliate of UBS Group AG or UBS Asset Management (Americas) Inc.

The disclosure relates solely to activities conducted by UBS Group AG and its consolidated subsidiaries.

Disclosure Pursuant To Section 219 of the Iran Threat Reduction and Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure may include reporting of activities not prohibited by U.S. or other law, even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by the annual report.

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDN) blocked or otherwise restricted under U.S. or Swiss law. In 2015, the gross revenues for this UN-related account were approximately USD 9,639 which were generated by fees charged to the account; the net profit was approximately USD 6,664 after deductions were taken for UBS internal costs for maintaining the account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance “SERV”). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS’s remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2015, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank. This account was established prior to the U.S. designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of December 2015 were USD 3,174. As there have been no transactions involving this account in 2015 other than general account fees, there are no gross revenues or net profits to report for 2015.

Pursuant to the Joint Plan of Action (JPOA) and the Joint Comprehensive Plan of Action (JCPOA), the parties to these Plans, including the US, agreed to facilitate certain payments regarding funds of the Central Bank of Iran (CBI). The Swiss State Secretariat for Economic Affairs (SECO) was contacted in this regard by the US Office of Foreign Assets Control (OFAC), and SECO then approached UBS to request assistance in several such transfers of oil revenues for humanitarian purposes. On the basis of this request and specific written approval and guidance from OFAC regarding the transactions, UBS processed several transfers from the Bank of Japan to certain special purpose accounts at a third party bank in Switzerland. Following Implementation Day, the CBI was removed from the SDN list. These transactions yielded negligible gross revenues and no net profits.